Filed by Wright Medical Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
FOR IMMEDIATE RELEASE Investors & Media:	Subject Company: Wright Medical Group, Inc. Commission File No.: 001-35823
Wright Medical Group, Inc. Julie D. Tracy Chief Communications Officer (901) 290-5817 (office) julie.tracy@wmt.com

Tornier N.V. Shawn McCormick Chief Financial Officer (952) 426-7646 (office) shawn.mccormick@tornier.com

Wright and Tornier Shareholder Meetings Scheduled for June 18, 2015

MEMPHIS, Tenn. and AMSTERDAM, The Netherlands – May 7, 2015 – Wright Medical Group, Inc. (NASDAQ: WMGI) and Tornier N.V. (NASDAQ: TRNX) announced today that the companies have scheduled shareholder meetings for Thursday, June 18, 2015, in connection with the pending merger of Wright and Tornier.

Wright’s special shareholders meeting will be held on June 18, 2015 at 10:00 a.m. local time at Wright’s corporate headquarters, located at 1023 Cherry Road, Memphis, Tennessee 38117. The special meeting is being held to seek shareholder approval of the agreement and plan of merger entered into in connection with the proposed merger between Wright and Tornier and related matters.

Wright shareholders of record as of close of business on May 7, 2015 will be entitled to vote at the special meeting.

Tornier’s extraordinary general meeting of shareholders will be held on June 18, 2015, at 9:30 a.m. local time at Tornier’s principal executive office located at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands. The extraordinary general meeting is being held to seek shareholder approval of the proposed merger and the issuance of Tornier ordinary shares in connection with the merger in accordance with Dutch law and certain related matters, including a change in the corporate name to “Wright Medical Group N.V.” and the election of new directors effective upon completion of the merger. Tornier also intends to hold its annual general meeting of shareholders on that same day at 9:00 a.m. local time at Tornier’s principal executive office.

Tornier shareholders of record as of close of business on May 21, 2015 will be entitled to vote at both the extraordinary and annual general meetings.

Wright and Tornier expect to begin mailing a joint proxy statement/prospectus to their respective shareholders on or about May 12, 2015. This joint proxy statement/prospectus will contain important information about the merger for shareholders of both companies, as well as instructions on voting online, by mail, by telephone or in person.

The transaction is subject to the customary closing conditions, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as Wright and Tornier shareholder approval.

About Wright Medical

Wright Medical Group, Inc. is a specialty orthopaedic company that provides extremity and biologic solutions that enable clinicians to alleviate pain and restore their patients’ lifestyles. The company is the recognized leader of surgical solutions for the foot and ankle market, one of the fastest growing segments in medical technology, and markets its products in over 60 countries worldwide. For more information about Wright Medical, visit www.wmt.com.

About Tornier

Tornier is a global medical device company focused on providing solutions to surgeons who treat musculoskeletal injuries and disorders of the shoulder, elbow, wrist, hand, ankle and foot. The Company’s broad offering of over 95 product lines includes joint replacement, trauma, sports medicine, and biologic products to treat the extremities, as well as joint replacement products for the hip and knee in certain international markets. Since its founding approximately 70 years ago, Tornier’s “Specialists Serving Specialists” philosophy has fostered a tradition of innovation, intense focus on surgeon education, and commitment to advancement of orthopaedic technology stemming from its close collaboration with orthopaedic surgeons and thought leaders throughout the world. For more information regarding Tornier, visit www.tornier.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “will,” “anticipate,” “expect,” “plan,” “could,” “may,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this press release include, but are not limited to, statements about the timing of the shareholder meetings and the proposed merger. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the proposed merger; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in delay of the transaction or significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, which was filed with the SEC on February 26, 2015, and Tornier’s Annual Report on Form 10-K, which was filed with the SEC on

February 24, 2015, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Investors should not place considerable reliance on the forward-looking statements contained in this press release. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this release, and Wright and Tornier undertake no obligation to update or revise any of these statements. Both Wright’s and Tornier’s businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Important Additional Information About this Transaction and Where to Find It

In connection with the proposed merger, Tornier has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Wright and Tornier that also constitutes a preliminary prospectus of Tornier. The registration statement is not complete and will be further amended. Once finalized, Wright and Tornier will make the final joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the final joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie D. Tracy, Senior Vice President and Chief Communications Officer, by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer, by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K/A for the fiscal year ended December 31, 2014, which was filed with the SEC on April 30, 2015. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 28, 2014, which was filed with the SEC on February 24, 2015, and its preliminary proxy statement for its 2015 annual general meeting of shareholders, which was filed with the SEC on April 28, 2015. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

###

3